Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

(in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income or loss from equity investees	$165,655	$134,986	$139,380	$126,715	$122,436
Distributed income of equity investees	2,781	3,287	3,792	3,617	2,478
Fixed charges (excluding capitalized interest)	105,137	118,920	114,066	98,851	105,700
Noncontrolling interests in income of subsidiaries with no fixed charges	(4,691)	(3,995)	(3,698)	(3,519)	(3,361)

Total earnings (A)	$268,882	$253,198	$253,540	$225,664	$227,253

Fixed charges:
Interest expense	$104,486	$118,281	$113,336	$98,169	$104,683
Capitalized interest	20,971	16,181	10,105	8,097	6,285
Portion of rents representing interest	651	639	730	682	1,017

Total fixed charges (B)	$126,108	$135,101	$124,171	$106,948	$111,985

Preferred stock dividends	541	541	541	541	541

Total fixed charges and preferred stock dividends (C)	$126,649	$135,642	$124,712	$107,489	$112,526

Ratio of earnings to fixed charges (A divided by B)	2.1	1.9	2.0	2.1	2.0

Ratio of earnings to combined fixed charges and preferred stock dividends (A divided by C)	2.1	1.9	2.0	2.1	2.0